MORGAN LEWIS
                                                               COUNSELORS AT LAW


Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC  20004
Tel:  202.739.3000
Fax:  202.739.3001
www.morganlewis.com



Beau Yanoshik
Associate
202.739.5676
byanoshik@morganlewis.com


June  30,  2011


Dominic  Minore,  Esq.
U.S.  Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  D.C.  20549


Re: The Advisors Inner Circle Fund (the "Trust") - Post-Effective Amendment No. 127 ("PEA No. 127") Registration Numbers 033-42484; 811-06400
            --------------------------------------------------------------------


Dear  Mr.  Minore,
This letter responds to comments you provided in a telephonic discussion with Abigail Bertumen and me on November 1, 2010 concerning the Trust's PEA No. 127 filed on September 3, 2010. PEA No. 127 was filed with the Securities and Exchange Commission (the "Commission") on September 3, 2010 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Acadian Emerging Markets Debt Fund (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in PEA No. 127.

1. COMMENT: Please confirm that the Fund's Acquired Fund Fees and Expenses are expected to be less than 0.01%.

         RESPONSE: We have confirmed that the Fund's Acquired Fund Fees and Expenses are expected to be less than 0.01%.

2. COMMENT: In the table under "Annual Fund Operating Expenses," please replace "Reductions and/or Expense Reimbursements" with "Waivers" in the fourth and fifth line items.

         RESPONSE:  We  have  made  the  requested  change.

3.       COMMENT:  Please file the expense limitation agreement as an exhibit.


         RESPONSE: We will file the expense limitation agreement as an exhibit to an upcoming Trust filing.

4. COMMENT: Please identify in the "Principal Investment Strategy" section each category of "related instruments" in which the Fund may invest, as referenced in the following sentence:

                  "In seeking to achieve its objective, the Fund, under normal circumstances, invests at least 80% of its net assets (plus any borrowings for investment purposes) in debt securities of emerging market issuers and related instruments."

         RESPONSE: We have deleted the reference to "related instruments."


5. COMMENT: Please explain separately to the Staff how the types of derivatives in which the Adviser may invest in for the Fund will satisfy the Fund's Rule 35d-1 80% test.

         RESPONSE: The only derivatives that the Adviser will invest in to satisfy Rule 35d-1's 80% test will be credit-linked notes. We have revised the first paragraph in the "Principal Investment Strategy" section as follows:

                  "In seeking to achieve its objective, the Fund, under normal circumstances, invests at least 80% of its net assets (plus any borrowings for investment purposes) in debt securities of emerging market issuers. This investment policy may be changed by the Fund upon 60 days' prior notice to shareholders. As an alternative to investing directly in particular debt securities for purposes of the 80% test, the Fund may invest in credit linked notes whose value is linked to debt securities of emerging market issuers."

6. COMMENT: Please confirm whether there is a maximum percentage of the Fund's assets that may be invested in derivatives. In the "Principal Investment Strategy" section, please specify what instruments are included in "other credit derivatives," as disclosed in the first paragraph.

         RESPONSE: We have confirmed with the Adviser that there is no maximum percentage of the Fund's assets that may be invested in derivatives. We have deleted the reference to "other credit derivatives."

7. COMMENT: Please undertake to sticker the prospectus if the Fund invests more than 25% of its assets in any one country.

         RESPONSE: The Fund's prospectus will be stickered if the Fund invests more than 25% of its assets in any one country as part of its principal investment strategy.

8. COMMENT: Please describe the "other debt securities issued by governments" in the following:

                  "The Fund mainly invests in sovereign debt, but may also invest in corporate debt, and other debt securities issued by governments, their agencies and instrumentalities, and supranational organizations."

         RESPONSE: We have revised the sentence as follows:

                  "The Fund mainly invests in sovereign debt, but may also invest in corporate debt, and debt securities issued by supranational organizations."

9. COMMENT: Please describe the "material transaction penalties" in the following:

                  "In situations where securities prices are declining, positions may be liquidated to limit losses as long as doing so does not incur material transaction penalties or impair overall portfolio positioning."

         RESPONSE: We have replaced the word "penalties" with "costs" in the sentence.

10. COMMENT: Please confirm that the following risks of investing in emerging markets are included in the "Principal Risks" section: 1) the inability of emerging markets governments to raise taxes or authorize appropriations for debt repayment; 2) economic instability of emerging markets regions; 3) lack of transparency in emerging markets governments; and 4) accounting standards that differ from those of the United States. If not, please revise the "Principal Risks" section to include these risks.

         RESPONSE: We have confirmed that the risk of economic instability of an emerging market government was included in the "Principal Risks" section. We have added the remainder of the above risks to the "Principal Risks" section.

11. COMMENT: Please confirm whether "Deflation Risk" is a principal risk of the Fund; if so, please add "Deflation Risk" to the "Principal Risks" section.

         RESPONSE: We have confirmed with the Adviser that "Deflation Risk" is not a principal risk of the Fund.

12. COMMENT: Please provide the expected weighted average maturity of the Fund in the "Principal Risks" section.

         RESPONSE: We have added the following sentence to the "Principal Risks" section:


                  "The Fund is expected to have a medium to long term weighted average maturity."

13. COMMENT: In the tenth paragraph under "Principal Risks," please replace the word "some" with "most" in the third sentence.

         RESPONSE:  We  have  made  the  requested  change.

14. COMMENT: In the "Principal Risks" section, please expand the current risk disclosure, as recommended by SEC Staff in its letter to the Investment Company Institute. In particular, please provide a brief description of each type of derivative in which the Fund may invest.

         RESPONSE:  We  have  made  the  requested  changes.

15. COMMENT: Please include disclosure pursuant to Item 9 of Form N-1A in the prospectus.

         RESPONSE: General Instruction 3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Fund's prospectus, we have included information related to the Fund's principal investment strategies and risks in response to Items 4(a) and 4(b) of Form N-1A, and therefore, consistent with Form N-1A instructions, we have not repeated the information in response to Item 9.

16. COMMENT: Please include the first two sentences under "Sovereign Debt Obligations" in the Statement of Additional Information ("SAI") in the prospectus. Please clarify in the prospectus whether a "sovereign debt obligation" may include a security that is issued by a private entity that is guaranteed by a foreign government or its agency.

         RESPONSE: We have made the requested changes. We have added disclosure to indicate that sovereign debt includes debt issued by private entities that is guaranteed by foreign governments or their agencies and instrumentalities.

17. COMMENT: Please indicate whether the Fund will invest more than 5% of its assets in loan participations and, if so, disclose this in the "Principal Investment Strategies" and add corresponding risks. Please confirm whether the loan participations in which the Fund invests will be investments that satisfy Fund's Rule 35d-1 80% test.

         RESPONSE: The Fund will not invest more than 5% of its assets in loan participations. Loan participations in which the Fund invests will be investments that satisfy the Fund's Rule 35d-1 80% test.

18. COMMENT: Please note in the SAI that with respect to concentration and diversification that each foreign government is viewed as an industry for concentration purposes and as an issuer for diversification purposes.

         RESPONSE: We have not made the requested change with respect to the Fund's diversification policy because the Fund is non-diversified under the 1940 Act. We have not made the requested change with respect to the Fund's concentration policy because we are not aware of any formal written guidance from the SEC or its Staff requiring a foreign government to be treated as an industry for such purpose. We note that the SEC has taken the position that certain governmental issuers of tax-exempt securities are not members of any industry. See Guide 19 to Form N-1A. We also note that our treatment of foreign governments for purposes of concentration is consistent with the fundamental policies of certain other funds currently in operation. For example, one registrant has adopted a fundamental policy not to:

                  Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. SECURITIES ISSUED OR GUARANTEED BY GOVERNMENTS OTHER THAN THE U.S. GOVERNMENT OR BY FOREIGN SUPRANATIONAL ENTITIES ARE NOT CONSIDERED TO BE THE SECURITIES OF ISSUERS IN A SINGLE INDUSTRY FOR PURPOSES OF THIS INVESTMENT RESTRICTION. (EMPHASIS ADDED)

         Another registrant has adopted the following fundamental policy:

                  (7) Except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction, the fund may not make any investment if, as a result, the fund's investments will be concentrated in one industry.

                  With respect to the fundamental policy relating to concentration set forth in (7) above, the 1940 Act does not define what constitutes "concentration" in an industry. The SEC staff has taken the position that investment of 25% or more of a fund's total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time. THE POLICY ALSO WILL BE INTERPRETED TO PERMIT INVESTMENT WITHOUT LIMIT IN THE FOLLOWING: SECURITIES OF THE U.S. GOVERNMENT AND ITS AGENCIES OR INSTRUMENTALITIES; SECURITIES OF STATE, TERRITORY, POSSESSION OR MUNICIPAL GOVERNMENTS AND THEIR AUTHORITIES, AGENCIES, INSTRUMENTALITIES OR POLITICAL SUBDIVISIONS; SECURITIES OF FOREIGN GOVERNMENTS; AND REPURCHASE AGREEMENTS COLLATERALIZED BY ANY SUCH OBLIGATIONS. ACCORDINGLY, ISSUERS OF THE FOREGOING SECURITIES WILL NOT BE CONSIDERED TO BE MEMBERS OF ANY INDUSTRY. THERE ALSO WILL BE NO LIMIT ON INVESTMENT IN ISSUERS DOMICILED IN A SINGLE JURISDICTION OR COUNTRY. THE POLICY ALSO WILL BE INTERPRETED TO GIVE BROAD AUTHORITY TO A FUND AS TO HOW TO CLASSIFY ISSUERS WITHIN OR AMONG INDUSTRIES. (EMPHASIS ADDED)

         In the explanatory notes following the recitation of the Fund's fundamental policies in the SAI, we have added the following statement under the heading "Concentration:"

                  In addition, securities issued or guaranteed by foreign governments or their agencies and instrumentalities, or by foreign supranational entities are not considered to be the securities of issuers in a single industry.

19. COMMENT: Please confirm whether the Fund may enter into reverse repurchase agreements and, if so, include disclosure in the SAI that explains: 1) that reverse repurchase agreements are considered borrowings; 2) the risks of making such instruments and; 3) the maximum percentage of assets in which the Fund may invest in such instruments.

         RESPONSE: We have included disclosure in the SAI related to reverse repurchase agreements. The Fund does not presently intend to invest in reverse repurchase agreements.

20. COMMENT: In the section "Repurchase Agreements" in the SAI, please indicate the maximum percentage of the Fund's assets which may be invested in repurchase agreements that mature within seven days.

         RESPONSE: We have not made the requested change. The Fund does not presently intend to invest in repurchase agreements.

21. COMMENT: In the section "Securities Lending" in the SAI, please clarify whether there could be losses on collateral invested and whether such losses are ever borne solely by the assets of the Fund.

         RESPONSE: In response to the Staff's comment, we have added the following disclosure:

                  "Investing cash collateral subjects the Fund to market risk. The Fund remains obligated to return all collateral to the borrower under the terms of its securities lending arrangements, even if the value of investments made with the collateral decline. Accordingly, if the value of a security in which the cash collateral has been invested declines, the loss would be borne by the Fund, and the Fund may be required to liquidate other investments in order to return collateral to the borrower at the end of the loan."

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement;
(ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5676.

Sincerely,


/s/  Beau  Yanoshik


Beau  Yanoshik

cc:      Christopher  D.  Menconi,  Esq.
         Abigail  Bertumen,  Esq.
         Joseph  M.  Gallo,  Esq.
         Dianne  M.  Sulzbach,  Esq.